Bootie Beer Corporation
                       620 North Denning Drive, Suite 100
                           Winter Park, Florida 32789


June 30, 2006


VIA EDGAR
---------

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549


Re:      Bootie Beer Corporation
         Request for Withdrawal of Registration Statement on Form S-8 (File No. 333-131270)
         Filed on July 25, 2005

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Bootie Beer Corporation ("Bootie Beer"), a Florida corporation, hereby requests the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of its Registration Statement on Form S-8 (File No. 333-131270), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was initially filed with the Commission on July 25, 2005.

         If you should have any questions or comments related to this request for withdrawal, please contact the undersigned at (407) 622-5999.

Yours truly,


/s/  Tania M. Torruella
-----------------------------
     Tania M. Torruella
     Chief Executive Officer,
     Chairperson & Interim
     Chief Financial Officer